Exhibit 2.2

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FORM 51-102F3
 MATERIAL CHANGE REPORT

1. Name and Address of Company

   MINCO GOLD CORPORATION
   2772 - 1055 West Georgia Street
   Vancouver British Columbia, Canada V6E 3R5

2. Date of Material Change

   June 28, 2017.

3. News Release

   On June 28, 2017, Minco Gold Corporation (the “Company”) issued a news release through the facilities of Marketwired (the “News Release”).

4. Summary of Material Change

   Minco Gold announces senior management changes and results of the annual general and special meeting.

5.	Full Description of Material Change

   See attached news release at Schedule “A” to this report.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

   Not applicable.

7.	Omitted Information

   Not applicable.

8.	Executive Officer

   Ken Cai
    Chief Executive Officer
   Telephone: (604) 688-8002

9. Date of Report

    June 28, 2017

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Schedule “A”
TSX-V: MMM OTCQX: MGHCF FSE: MI5

June 28, 2017

MINCO GOLD ANNOUNCES SENIOR MANAGEMENT CHANGES  AND RESULTS OF THE ANNUAL GENERAL AND SPECIAL MEETING

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX-V: MMM/OTCQX: MGHCF/FSE:MI5)  is pleased to announce the following:

The Annual General and Special Meeting of the Company’s shareholders was held on June 27, 2017 and all resolutions were approved.

The Company also announces the following Senior Management changes and appointments, effective immediately:

Dr. Ken Cai, will retain his role as Chairman and CEO

Mr. Ken Leigh, President

Mr. Leigh has more than 27 years of experience in the mining industry including business development, financial analysis of mining projects, exploration management, corporate development and executive leadership. He has spent the past six years working as an independent corporate/business development consultant.  Previously, he served as President & CEO of Commander Resources Ltd. for seven years and prior to that, worked in exploration and business development with Teck Resources for thirteen years.   For the past 18 months, he has been working with Minco Gold in a consulting role, assisting with the identification and evaluation of acquisition and investment opportunities.  Mr. Leigh holds and Bachelor of Science from the University of Toronto and a Master of Science from the University of Western Ontario.

Ms. Jennifer Trevitt, Vice President Corporate Affairs

Ms. Trevitt has been with the Company since March 2009, was appointed Corporate Secretary in July 2009 and Director of Corporate Affairs in July 2015. She is a Capilano University certified Paralegal who has worked in the Securities/Corporate finance industry for 18 years for Canadian and US public companies.

About Minco Gold
Minco Gold Corporation (TSXV:MMM / OTCQX: MGHCF / FSE:MI5) is a Canadian company focused on identifying high-quality investment opportunities, primarily in publicly traded and privately held corporations as well as direct ownership stakes in resource projects. The Company owns 11 million shares of Minco Silver Corporation. For more information on Minco Gold, please visit the website at www.mincogold.com or contact Jennifer Trevitt at (604)-688-8002 or pr@mincogold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

2772 – 1055 W. Georgia St., Vancouver, BC,  Canada  V6E 3R5
Tel: (604)688-8002  Fax: (604)688-8030    Toll Free: (888)288-8288
E-mail: pr@mincomining.ca  Website: www.mincogold.com